Valeo

02 JUL 25 AM 10:09

Paris, July 12, 2002

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

File n° 82 - 3668
Valeo A.D.R.'s

02042877

SUPPL

Dear Sirs,

Please find enclosed the translation of the notice which we published following our recent Shareholders' meeting.

Yours faithfully,

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

p/p **Bruno-Roland Bernard**
Investor Relations Director

Encl. 1

dlw 7/29

Siège Social : 43, rue Bayen - 75848 Paris Cedex 17, France - Tél. : (33) 01 40 55 20 20 - Fax : (33) 01 40 55 21 64
VALEO Société Anonyme à Directoire et Conseil de Surveillance au capital de 248 798 889 euros - 552 030 967 RCS Paris

VALEO

(Courtesy translation)

French joint-stock company (société anonyme) with a Management Board and a Supervisory Board and a share capital of EUR 250 001 184.
Registered office: 43 rue Bayen, 75848 Paris Cedex 17, France.
Registered at the Paris Companies Registry under number 552 030 967 – APE : 343 Z
Fiscal year : January 1 to December 31.

The annual financial statements at December 31, 2001 as well as the draft earnings allotment schedule published in the French gazette ("Bulletin des Annonces Légales obligatoires") on April 29 2002 were approved by the Ordinary General Stockholders' Meeting on June 10 2002.